Exhibit 99.5

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. 33 (1) 47 44 37 76	Russia: TotalFinaElf signs an Agreement with Anglo Siberian Oil Company to enter into the Vankor Permit
Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, May 22, 2002 — TotalFinaElf has signed an agreement with Anglo Siberian Oil Company to enter into the Vankor permit in Siberia, with an option to take an interest in the contiguous North Vankor permit.

Under the terms of this agreement, for which the coming into force is subject to the satisfaction of certain preconditions, TotalFinaElf will acquire 52% of the 59% interest previously held by Anglo Siberian Oil Company in the Vankor permit and takeover as operator.

TotalFinaElf has also an option to take a 60% interest and become operator of the North Vankor permit, currently 100%-owned by Anglo Siberian Oil Company.

The Vankor field is located in the Krasnoyarsk province of northern Siberia and covers area of 1,625 square kilometres. The adjacent North Vankor permit is located in the Tamyr province and covers 1,163 square kilometres.

This agreement strengthens the presence of TotalFinaElf in Russia, where the Group is already developing the Khariaga field in the Timan Pechora basin, and where it will also undertake exploration activity in the Black Sea.
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